Exhibit 99.1

Angeion Corporation
350 Oak Grove Parkway
St. Paul, MN 55127 USA
Telephone: (651) 484-4874
Facsimile: (651) 484-4826

FOR IMMEDIATE RELEASE

Contact:	Rodney A. Young, President and Chief Executive Officer, (651) 484-4874
Dale H. Johnson, Chief Financial Officer, (651) 484-4874

Angeion Corporation Reports Record Revenue and Profit in Third Quarter

4th Consecutive Profitable Quarter &

9th Consecutive Quarter of Double-Digit Year-Over-Year Revenue Growth

SAINT PAUL, Minn. (September 11, 2006) — Angeion Corporation (NASDAQ: ANGN) today reported results for its third quarter ended July 31, 2006.  Notable third quarter accomplishments included the following:

•                  Record quarterly revenue, totaling $8.8 million

•                  45.2 percent revenue increase over the third quarter of 2005

•                  Double-digit year-over-year revenue growth for the ninth consecutive quarter

•                  Net income of $655,000 versus a loss of $268,000 a year ago

•                  Fourth consecutive quarter of profitability

Angeion reported net income of $655,000, or $0.17 per diluted share, on revenue of $8.8 million for the third quarter of fiscal 2006.  This compares with a net loss of $268,000, or $0.07 per diluted share, on revenue of $6.1 million in the third quarter of 2005.

For the nine months ended July 31, 2006, total revenue increased 34 percent to $22.9 million from $17.1 million for the same period in 2005.  Net income for the 2006 nine-month period was $1,214,000, or $0.32 per diluted share, compared with a net loss of $1,217,000, or $0.34 per diluted share, for the same period in 2005.  Net income for the nine-month period of 2006 included a $268,000 gain from discontinued operations, while the net loss for the same period in 2005 included a $191,000 loss from discontinued operations.

— More —

“We are pleased with this year’s progress, notably our record top and bottom-line growth,” said Rodney A. Young, Chief Executive Officer and President.  “Through our focused sales and marketing efforts in both domestic and international markets, we’ve been able to accomplish the following:

•      Increased market share through penetration of our cardiorespiratory diagnostic systems in hospitals, clinics, and physician offices;

•      Achieved significant sales growth of our cardiorespiratory diagnostic systems to clinical research partners;

•      Established a year-to-date record number of pulmonary function systems manufactured and shipped;

•      Continued our growth in the number of health and fitness partners offering our New Leaf metabolism training programs and products; and

•      Generated a record number of new consumers participating in the New Leaf Active Metabolic Training™ programs.

“Business from one of our clinical research partners contributed nearly 38 percent of third quarter revenue.  We are very encouraged that our business development initiatives are motivating industry-leading pharmaceutical and medical device manufacturers conducting clinical trials to choose our MedGraphics cardiorespiratory diagnostic systems to ensure their products’ safety, consistency and efficacy.  We have strengthened our sales and technical support to further execute our business development strategy of increasing global presence and sales in this rapidly growing market,” commented Young. “During the third quarter, we drove MedGraphics sales in the hospital, clinic, and physician office markets and grew New Leaf’s presence among leading health and fitness distribution partners demonstrating Angeion’s ability to improve the quality of life across the continuum of health,” added Young.
Looking Ahead

“Our primary goals for 2006 have been to drive year-over-year revenue growth and sustain profitability.  With three solid quarters behind us, the majority of our 2006 goals are well within reach.  We anticipate revenue generated through clinical research studies for safety and efficacy of drugs and devices will continue to be an important contributor to our overall revenue growth for the next few quarters.  Going forward, our central focus is to maintain the sales momentum of our MedGraphics cardiorespiratory products in the medical and clinical research markets and continue expansion of our New Leaf health and fitness distribution network while increasing participation by consumers in our growing portfolio of products and services.  Considering our aging population, the complications associated with being overweight or obese, and a general need for healthier and more active lifestyles, we believe Angeion’s proprietary diagnostic technologies, programs and services are well-positioned for continued growth,” concluded Young.

About Angeion Corporation

Founded in 1986, Angeion Corporation acquired Medical Graphics Corporation in December 1999.  Medical Graphics develops, manufactures and markets non-invasive cardiorespiratory diagnostic systems that are sold under the MedGraphics (www.medgraphics.com) and New Leaf (www.newleaffitness.com) brand and trade names.  These cardiorespiratory diagnostic systems have a wide range of applications in healthcare as well as health and fitness.  The Company’s products are sold internationally through distributors and in the United States through a direct sales force that targets heart and lung specialists located in hospitals, university-based medical centers, medical clinics and physicians’ offices, pharmaceutical companies, medical device manufacturers, clinical research organizations, health and fitness clubs, personal training studios, and other exercise facilities.  For more information about Angeion, visit www.angeion.com.

The discussion above contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements by their nature involve substantial risks and uncertainties.  Actual results may differ materially depending on a variety of factors, including (i) the Company’s ability to successfully operate its business including its ability to develop, improve, and update its cardiorespiratory diagnostic products, (ii) the Company’s ability to effectively manufacture and ship its products in anticipated required quantities to meet customer demands, (iii) the Company’s ability to successfully defend itself from product liability claims related to its cardiorespiratory diagnostic products and claims associated with its prior cardiac stimulation products, (iv) the Company’s ability to protect its intellectual property, and (v) the Company’s dependence on third-party vendors.  Additional information with respect to the risks and uncertainties faced by the Company may be found in, and any prior discussion is qualified in its entirety by, the other risk factors that are described from time to time in Angeion’s Securities and Exchange Commission reports, including but not limited to the Annual Report on Form 10-KSB for the year ended October 31, 2005, and subsequently filed reports.

— Financials follow —

Angeion Corporation and Subsidiaries

Unaudited Condensed Consolidated Financial Statements

(In thousands, except per share data)

Consolidated Statements of Operations

	Three Months Ended July 31,		Nine Months Ended July 31,
	2006	2005	2006	2005
Revenue	$8,797	$6,058	$22,942	$17,120
Cost of goods sold	4,450	3,057	11,482	8,798
Gross margin	4,347	3,001	11,460	8,322

Operating expenses:
Selling and marketing	1,936	1,744	5,633	5,309
General and administrative	954	659	2,669	1,937
Research and development	603	482	1,624	1,519
Amortization of intangibles	203	203	609	609
	3,696	3,088	10,535	9,374
Operating income (loss)	651	(87)	925	(1,052)
Interest income	22	10	50	26
Income (loss) before income taxes	673	(77)	975	(1,026)
Provision for income taxes	18	—	29	—

Income (loss) from continuing operations	655	(77)	946	(1,026)
Gain (loss) from discontinued operations	—	(191)	268	(191)
Net income (loss)	$655	$(268)	$1,214	$(1,217)

Income (loss) per share –basic
Continuing operations	$0.18	$(0.02)	$0.26	$(0.29)
Discontinued operations	—	(0.05)	0.08	(0.05)
Net income (loss)	$0.18	$(0.07)	$0.34	$(0.34)

Income (loss) per share –diluted
Continuing operations	$0.17	$(0.02)	$0.25	$(0.29)
Discontinued operations	—	(0.05)	0.07	(0.05)
Net income (loss)	$0.17	$(0.07)	$0.32	$(0.34)

Weighted average common shares outstanding
Basic	3,626	3,607	3,619	3,605
Diluted	3,789	3,607	3,755	3,605

Consolidated Balance Sheets

	July 31, 2006	October 31, 2005
Cash	$2,461	$1,072
Cash restricted for discontinued operations	—	400
Other current assets	11,874	8,535
Equipment, intangible assets and goodwill	6,323	6,861
	$20,658	$16,868

Current liabilities	$6,142	$4,279
Long-term liabilities	1,131	656
Shareholders’ equity	13,385	11,933
	$20,658	$16,868

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